Exhibit 21.1

Subsidiaries of StubHub Holdings, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

StubHub HoldCo Sub, LLC	Delaware

YSG Safe Processing Limited	Malta

StubHub, Inc.	Delaware

StubHub Events, Inc.	California

Ticket Utils, Inc.	New Jersey

Ticket Utils India Private Limited	India

StubHub India Private Limited	India

Last Minute Transactions, Inc.	Delaware

StubHub Canada Ltd.	Ontario

StubHub Insurance Services, Inc.	Delaware

viagogo Inc.	Delaware

viagogo Entertainment Inc.	Delaware

Viagogo Luxembourg Holding Company S.à r.l.	Luxembourg

viagogo GmbH	Switzerland

IFOT Services Limited	England and Wales

VGL Entretenimento Brasil Ltda.	Brazil

VGL Services Limited	England and Wales

VGL Support Services Ireland Limited	Republic of Ireland

Grover Street, LLC	Delaware

Grover Street Holdings, LLC	Delaware

viagogo International Holdings, Inc.	Delaware

viagogo Live Events International, Inc.	Delaware